Exhibit 99.1

TJGC Group Limited Announces Share Repurchase Program

HONG KONG, Sept. 24, 2026 (GLOBE NEWSWIRE) — TJGC Group Limited (NASDAQ: TJGC) (“TJGC” or the “Company”) today announced that its Board of Directors has authorised a share repurchase program for up to US$2,000,000 of the Company’s Class A ordinary shares.

“The adoption of this share repurchase program reflects the Board’s confidence in the Company’s long-term strategy and growth prospects, as well as our commitment to a disciplined approach to capital allocation. We believe this program provides us with the flexibility to return capital to our shareholders in a manner that enhances shareholder value, while preserving our ability to invest in the growth of our business,” said Bin Guo, Chief Executive Officer and a director of the Company.

Under the program, the Company may make repurchases, from time to time, through open market purchases, block trades, in privately negotiated transactions, or by other means. Open market repurchases will be structured to occur in accordance with applicable federal securities laws, including within the pricing and volume requirements of Rule 10b-18 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company may also, from time to time, enter into Rule 10b5-1 plans to facilitate repurchases under this authorisation. The volume, timing, and manner of any repurchases will be determined at the Company’s discretion, subject to general market conditions, as well as the Company’s management of capital, general business conditions, other investment opportunities, regulatory requirements, and other factors. The repurchase program does not obligate the Company to repurchase any specific amount of Class A ordinary shares, has no time limit, and may be modified, suspended, or discontinued at any time without notice at the discretion of the Board of Directors. The Company currently expects to fund the repurchase program from existing cash and cash equivalents and/or future cash flows.

About TJGC Group Limited

TJGC Group Limited, through its subsidiary, Ctrl Media Limited provides integrated marketing and advertising services in Hong Kong. The company offers services to mobile game developers, principally developers of mobile gaming applications that gamers download from the developers’ websites and applicable mobile operating systems, such as Apple Store or Android Google Play Store. It also uses digital media, such as online social media platforms, websites, and search engines over the Internet to broadcast the advertising campaigns. In addition, the company undertakes contracts with YouTuber, KOL, and local celebrities to film introductory gaming videos for broadcast in their personal blogs and social media platforms; offers physical media, including podium platforms with transportation terminals and public venues to broadcast advertising campaigns; and assists clients to plan and prepare their exhibition booths in the animation-comic-game and other offline marketing events. The company was formerly known as Ctrl Group Limited and change its name to TJGC Group Limited in November 2025. TJGC Group Limited was incorporated in 2022 and is based in Hung Hom, Hong Kong.

Forward-Looking Statements

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the timing, volume and manner of any repurchases under the share repurchase program and the funding thereof. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the Company’s registration statements filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and TJGC specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

For more information, please contact:

Investor Relations

Ctrl Media Limited

Phone: +852-3107-4887

Email: project@ctrl-media.com